Exhibit 99.1

Kamada Announces Expansion of Biosimilars Portfolio with the Launch of Two Additional Products in Israel

Company Expects Growing Biosimilar Product Portfolio, Commercialized in Israel and the MENA Region, to Generate approximately $10 Million in Annual Revenue in 2028 and approximately $20 Million-$25 Million in Annual Revenue by 2030

REHOVOT, Israel, and Hoboken, NJ, – October 6, 2026 – Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced the expansion of its biosimilar portfolio with the commercial launch of two additional new products in Israel, adding to its existing portfolio of two products.

The two newly launched biosimilar products are Ustekinumab-Kamada, a biosimilar to Stelara®, a monoclonal antibody indicated for the treatment of chronic immune-mediated inflammatory diseases, including plaque psoriasis, psoriatic arthritis, Crohn’s disease and ulcerative colitis, and Enoxaparin-Kamada, a biosimilar to Clexane®, a low-molecular-weight heparin indicated for the prevention and treatment of thromboembolic disorders, including deep vein thrombosis (DVT) and pulmonary embolism (PE), as well as for use in certain acute coronary syndrome settings.

The launch of the new products is in addition to the Company’s first two biosimilar products Bevacizumab-Kamada, a biosimilar to Avastin® (Bevacizumab), and Pegfilgrastim-Kamada, a biosimilar to Neulasta®, which were launched in the Israeli market over the last two years. The Company expects the commercial availability of at least two additional biosimilar products during 2027.

All four biosimilar products were approved and launched as interchangeable with the reference original biologic product.

Kamada’s existing commercial portfolio of biosimilars is anticipated to generate approximately $4 million in sales in 2026, growing to approximately $10 million in 2028. By 2030 the Company expects this strategic portfolio to include at least 12 marketed products, licensed from 6 different leading international biosimilar companies, to be commercialized in Israel and the Middle East and North Africa (MENA) region, with the expectation to generate between approximately $20 million to $25 million in annual revenue. Kamada expects that additional biosimilar products, licensed by Kamada, will be in development or registration phase by 2030, contributing to further meaningful expansion of the portfolio.

“Kamada is building a growing and diversified biosimilars portfolio across key therapeutic areas. Our biosimilar regulatory expertise, commercialization infrastructure and market-access capabilities in Israel and the MENA region make us an attractive in-licensing partner, and we are pleased to have launched two additional biosimilars,” said Amir London, Kamada’s Chief Executive Officer. “The growth of our biosimilar product portfolio is one of our key strategic growth pillars. We continue to evaluate additional licensing opportunities that offer attractive commercial potential, and we expect this portfolio to become a meaningful contributor to our overall annual revenue growth in the years ahead.”

About Kamada

Kamada Ltd. (the “Company”) is a global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived therapies field. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares. The Company’s strategy is focused on driving profitable growth through four primary growth pillars: First, organic growth of its commercial portfolio, including continued investment in the commercialization and life cycle management of its proprietary products, consisting of six FDA-approved specialty plasma-derived products: KEDRAB®, GLASSIA®, CYTOGAM®, VARIZIG®, WINRHO SDF® and HEPAGAM B®, as well as KAMRAB®, and two equine-based anti-snake venom products. Second, distribution of third parties’ pharmaceutical products in Israel & the MENA region through in-licensing partnerships, including the launch of several biosimilar products in Israel. Third, the Company is ramping up its plasma collection operations to support revenue growth through the sale of normal source plasma to other plasma-derived manufacturers, and to support its increasing demand for hyper-immune plasma. The Company currently owns three FDA approved operating plasma collection centers in the United States, in Beaumont, Houston, and San Antonio, Texas. Fourth, the Company aims to secure new mergers and acquisitions, business development, in-licensing and/or collaboration opportunities, which are anticipated to enhance the Company’s marketed products portfolio and leverage its financial strength and existing commercial infrastructure to drive long-term profitable growth. The Company is leveraging its manufacturing, research and development expertise to advance the development and commercialization of additional product candidates, targeting areas of significant unmet medical need.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) the expected expansion, composition and geographic reach of Kamada’s biosimilar product portfolio; 2) the anticipated timing of the commercial availability and launch of additional biosimilar products; 3) the expected sales and annual revenue contribution of Kamada’s biosimilar product portfolio, including the anticipated generation of approximately $4 million in sales in 2026, approximately $10 million in sales in 2028 and approximately $20 million–$25 million in annual revenue by 2030; 4) the expected number of marketed biosimilar products and licensing partners by 2030; 5) the development or registration status of additional licensed biosimilar products and their potential contribution to further portfolio expansion; 6) Kamada’s ability to leverage its biosimilar regulatory expertise, commercialization infrastructure and market-access capabilities in Israel and the MENA region to remain an attractive in-licensing partner and to identify, evaluate, enter into and successfully commercialize additional in-licensing opportunities that offer attractive commercial potential; and 7) the anticipated contribution of Kamada’s biosimilar product portfolio to its future annual revenue growth, including the expectation that the portfolio will become a meaningful contributor to such growth in the years ahead. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, the effect of tariffs on overall international trade and specifically on Kamada’s ability to continue maintaining expected sales and profit levels in light of such tariffs, the effect on the establishment and timing of business initiatives, Kamada’s ability to find business development and M&A transactions and leverage such opportunities and successfully integrate such opportunities with its existing product portfolio, unexpected results of clinical and development programs, regulatory delays, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com